SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.2 )*

                               GA Financial, Inc.
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                          Common Stock, $.01 par value
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                                   361437106
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                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                May 2, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Statement on Schedule 13D which was filed on November 8, 2002 and Amendment #1 which was filed on January 14, 2003 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, LP ("Kerrimatt"), Federal Holdings, L.L.C. ("Federal"), Lawrence B. Seidman ("Seidman"), Dennis Pollack ("Pollack") and Pollack Investment Pollack ("PIP"), collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock (the "Shares"), of GA Financial, Inc., a Delaware Corporation (the "issuer", is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.  Purpose of the Transaction

On or about March 17, 2003, GA Financial, Inc., the Issuer, filed its Definitive Proxy Statement with the Securities and Exchange Commission. On Page 2 of the Issuer's proxy statement it disclosed that as of March 10, 2003, there were 5,091,217 shares of Common Stock outstanding.

On April 10, 14, and 15 the Issuer filed additional soliciting proxy material with the Securities and Exchange Commission. The Issuer did not disclose any change to the number of shares of common stock outstanding (i.e., 5,091,217 shares) in these additional materials.

On April 22, 2003 at 5:44 in the evening, Mr. Kish, the Issuer's Chief Executive Officer, sent Lawrence Seidman a fax containing two pages, the first page of which stated:

     "We wanted to let you know that although the number of shares outstanding stated in the proxy statement is the same as reported on our balance sheet, and is correct, there are additional shares entitled to be voted at the Annual Meeting. I am attaching a portion of our script that addresses this issue and states the total number of shares that may be voted at this meeting."

The second page was the "script" that was going to be read at the Annual Meeting on the next day which stated:

     "I would like to note that the number of shares stated as outstanding in the proxy statement is the number stated as outstanding for financial reporting purposes on our balance sheet. However, there are additional shares that may be voted at the Annual Meeting. Consequently, you should be aware that a total of 5,149,242 shares are outstanding for voting purposes at this meeting."

Mr. Seidman did not read, and was unaware of, the fax on April 22, 2003, since he had already left his office to travel to Pittsburgh from New Jersey for the Annual Meeting that was scheduled for 10:00 A.M. the next morning.

At the Annual Meeting, Mr. Seidman questioned Mr. Kish, the Issuer's counsel and the Inspector of Elections, Corporate Election Services, ("CES") about the disclosure that now instead of 5,091,217 shares outstanding, the Issuer had 5,149,242 shares outstanding for voting purposes. No one was able to provide Mr. Seidman with a satisfactory answer to the question.

On April 29, 2003, Mr. Seidman wrote to Mr. Kish seeking clarification of this issue. A copy of the letter in its entirely is attached hereto as Exhibit "A". By letter dated May 2, 2003, James Dionise, the Issuer's Corporate Secretary, responded to Mr. Seidman's letter by sending him a copy of a Form 8-K issued by the Issuer on May 2, 2003 explaining the Issuer's position with respect to the outstanding shares.

On the afternoon of Monday, April 28, 2003, CES notified D. F. King & Co., Inc. ("DF"), the proxy solicitor for the GA Financial Committee to Preserve Shareholder Value (the Committee included the Reporting Persons), that it would not release preliminary results because it was working on resolving an over-vote at a bank. On Tuesday morning, CES faxed DF the preliminary results with the over-vote still unresolved. The receipt of the preliminary tabulation resulted in a conference call between CES and its representatives, Mr. Seidman, DF, the Issuer, its proxy solicitor and its counsel. During this conference call, CES disclosed that the over-vote amount was 824 shares and occurred at The Bank of New York.

The Bank of New York held 859,647 shares of the Issuer's outstanding shares. Of these 859,647 shares, based upon information and belief, the Issuer's various benefit plans comprised approximately 625,554 of these shares of which 43,736 were voted for the Committee's Nominee and the balance for the Issuer's Nominees. The Bank of New York appointed another bank custodian, through a respondent bank assignment, the power to vote 627,271 shares of the Issuer's stock which included the Issuer's benefit plan shares. At this time it is not known why the carve-out number was 627,271 and not 625,554 shares.

During the conference call, CES represented that if it could not resolve the over-vote, CES would disallow all of The Bank of New York shares (232,376), except for the 627,271 shares mentioned above. This result would disenfranchise shareholders who voted approximately 232,376 shares, mostly for the Committee, while permitting the 627,271 shares also held at The Bank of New York to be voted. In addition, CES could not explain to the satisfaction of Mr. Seidman a reconciliation of the outstanding share count. During the conference call, the Issuer's counsel complained that the Issuer's proxy solicitor received a vote for approximately 95,000 shares several hours after the voting polls were closed and that these shares were not counted.

On May 2, 2003, the Review and Challenge meeting was held, at which time CES acknowledged that they were going to utilize 5,149,242 shares as the amount of outstanding shares. CES refused to provide the Committee's representative with any documentation provided by the Company to substantiate the Company's position with respect to the higher number of voteable shares. CES stated that the material was confidential and could not be released without the Issuer's approval.

CES was unable or unwilling to provide The Bank of New York additional time to resolve the overvote noted above. CES opined that they would allow the approximately 627, 271 shares voted for the Issuer's Benefit Plans to be counted, while disallowing, thereby disenfranchising, the other Bank of New York shares which totaled about 232,376 (approximately 203,000 of these shares were voted for the Committee Nominees and about 29,000 shares were voted for the Company's Nominees). The Committee finds such a result to be unwarranted.

The Committee's representative requested copies of the work papers utilized during the Review and Challenge Meeting. CES told the Committee's representative that it needed the Issuer's approval to release the requested material. The Company's counsel refused to grant this approval.

Based upon CES' decisions concerning the above issues, the Issuer's Nominees were elected at the Annual Meeting of Shareholders.

Based upon the above, the Committee has retained counsel to investigate the commencement of litigation against the Issuer and possibly other entities in connection with the election results for the 2003 Annual Meeting.

Exhibit "A"






                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054
                              (973) 560-1400, X108
                                 April 29, 2003




Via FAX
(412) 882-8580
Mr. John M. Kish
Chairman/ CEO
GA Financial, Inc.
4750 Clairton Blvd.
Pittsburgh, PA 15236

Dear Mr. Kish:

In the definitive proxy statement filed by GA Financial, Inc., the Company disclosed that as of March 10, 2003 there were 5,091,217 shares outstanding.

By fax, a copy enclosed herewith, you notified me that "although the number of shares outstanding stated in the proxy statement is the same as reported on our balance sheet, and is correct, there are additional shares entitled to be voted at the Annual Meeting. At the Annual Meeting, you represented that the voteable shares are 5,149,242. Please provide me with a detailed explanation of how the number can be different, when you first became aware of this discrepancy in the numbers, how you became aware of this issue, who discovered this issue, the location of these additional shares, i.e., brokerage firm, who voted the additional shares and why you never amended your proxy statement to correct the share count.

Please respond by the close of business on April 30, 2003.

                                Very truly yours,



                                LAWRENCE B. SEIDMAN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  May 2, 2003                 /ss/Lawrence B. Seidman
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                  Date                       Lawrence B. Seidman, Power of
                                             Attorney Pursuant to Joint
                                             Filing Statement Dated 11/6/02